August 25, 2006

U. S. Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:

Consent of Author, International Royalty Corporation

I, William J. Crowl, do hereby consent to the filing of the written disclosure of the amended technical report titled “Independent Technical Report, Voisey’s Bay Royalty. Labrador, Canada” and dated October 29, 2004 and amended February 1, 2005 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the prospectus of International Royalty Corporation, and to the filing of the Technical Report with the securities regulatory authority referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the prospectus of International Royalty Corporation contains any misrepresentation of the information contained in the Technical Report.

Dated this 25th Day of August, 2006

Gustavson Associates, LLC

_____________________________

William J. Crowl, Vice President, Mining

5757 Central Ave   Suite D   Boulder, CO 80301 USA   +1 (303) 443-2209   FAX +1 (303) 443-3156   http://www.gustavson.com   wcrowl@gustavson.com